RNS Transaction in Own Shares CANCELLATION OF TREASURY SHARES UNILEVER PLC Released 14:00:02 02 August 2023 RNS Number : 0998I Unilever PLC 02 August 2023 2 August 2023   Unilever - Cancellation of Treasury Shares   Unilever PLC ("Unilever") announces the cancellation of 112,746,434 Unilever shares held in treasury in accordance with the provisions of section 729 of the Companies Act 2006.   In accordance with Listing Rule 12.6.4, Unilever discloses the following information:     Date of cancellation 2 August 2023 Number of ordinary shares held in treasury cancelled: 112,746,434 Total number of shares held in treasury following the cancellation: 0 Total number of ordinary shares in issue following the cancellation 2,516,597,338       This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END

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